

December 16, 2014

Via E-mail
Mr. Keith Helming
Chief Financial Officer
AerCap Holdings N.V.
Stationsplein 965
1117 CE Schiphol Airport
The Netherlands

> **Re: AerCap Holdings N.V.**
> **Form 20-F**
> **Filed March 18, 2014**
> **Form 6-K**
> **Filed November 20, 2014**
> **File No. 1-33159**

Dear Mr. Helming:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 6-K filed November 20, 2014 (Results for September 30, 2014)

2. ILFC Transaction, page 9

1. We note the fair value write-down of ILFC's fleet as part of your purchase accounting adjustments. With a view towards future disclosure, please provide us with a discussion of the underlying reasons these adjustments were necessary, including the details of any specific aircraft or leases that had a material impact and significant differences in testing from the impairment reviews performed by ILFC prior to the merger. In the explanation to adjustment 6(b) in the unaudited pro forma financial statements provided in the Form 6-K filed May 6, 2014, you state the fair value of ILFC's fleet was estimated using "the income approach and validated using the market approach (which relies on third party

appraisal data and current market transactions).” Please clarify whether the foregoing approach in determining the fair value of ILFC’s portfolio is consistent with your own policy as disclosed on page 55 of your Form 20-F. If not, explain any material differences and the impact of those differences on your results.

2. In future filings please provide a summary of the movements in prepayments on flight equipment and capitalized interest during the year, similar to that provided on page F-27 in your 2013 Form 20-F, given the substantial increase therein due to the ILFC Transaction. Clarifying information like that included under the description of the forward order book on page 12 and/or the adjustment 6(c) included in the notes to the unaudited pro forma financial statements in the Form 6-K filed May 6, 2014, may also be helpful for investors.

3. Basis for presentation, page 13

3. In future filings please provide a tabular summary of the movements in the maintenance rights intangible asset and accrued maintenance liability given the substantial increase therein due to the ILFC Transaction. Investors should be able to see the separate impacts that cash compensation received on EOL contracts, cash reimbursements paid to lessees or lessor contributions, the related maintenance rights expense and other components have on these accounts as of the most recent balance sheet date.

17. Commitments and contingencies, page 25

4. For each legal proceeding described, you disclose you do not believe the outcome of each matter will have a material effect on your financial statements. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Mr. Keith Helming
AerCap Holdings N.V.
December 16, 2014
Page 3

Management's Discussion and Analysis, page 31

Liquidity and Capital Resources, page 37

5. Please tell us and revise future filings as applicable to describe any significant penalties associated with breaking purchase commitments of aircraft and engines on order.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief